SUN COMMUNITIES, INC.
Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Amounts in Thousands, Except Ratios)

	Nine Months Ended September 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Pre-tax income (loss) from continuing operations before noncontrolling interests, gain on dispositions and distributions from affiliates	$29,704	$18,132	$4,344	$(2,485)	$(1,855)	$(4,567)
Fixed charges (from below)	63,646	86,124	74,580	69,196	65,461	62,812
Distributions from equity investments	1,200	2,250	3,900	2,100	500	—
Less:
Capitalized interest	369	678	—	—	—	—
Preferred return to A-1 preferred OP units	1,997	2,598	2,329	1,222	—	—
Preferred return to A-3 preferred OP units	136	166	—	—	—	—
Series A preferred stock distributions	4,542	6,056	1,026	—	—	—

Earnings	$87,506	$97,008	$79,469	$67,589	$64,106	$58,245

Fixed charges
Interest (including amortization of deferred financing costs)	54,149	73,339	67,859	64,606	62,136	59,432
Interest on mandatorily redeemable debt	2,417	3,238	3,321	3,333	3,291	3,347
Interest capitalized	369	678	—	—	—	—
Estimate of interest within rental expense	36	49	45	35	34	33
Preferred return to A-1 preferred OP units	1,997	2,598	2,329	1,222	—	—
Preferred return to A-3 preferred OP units	136	166	—	—	—	—
Series A preferred stock distributions	4,542	6,056	1,026	—	—	—

Fixed charges	$63,646	$86,124	$74,580	$69,196	$65,461	$62,812

Ratio of earnings to combined fixed charges and preferred stock dividends	1.37	1.13	1.07	0.98	0.98	0.93

Additional earnings needed to achieve coverage ratio of 1:1	—	—	—	1,607	1,355	4,567